Mail Stop 4561

December 16, 2008

Mr. Erik E. Prusch
Chief Financial Officer
Borland Software Corporation
8303 N. Mo-Pac Expressway, Suite A-300
Austin, Texas 78759

> **Re:** **Borland Software Corporation**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 001-10824**

Dear Mr. Prusch:

We have reviewed your response letter dated November 26, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 28, 2008.

Form 10-Q for the Quarter Ended June 30, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Goodwill and Intangible Assets, page 18

1.   Your response to prior comment 2 of our letter dated September 18, 2008 indicates that you did not believe that MD&A disclosure regarding the decrease in market capitalization and its possible impact on your goodwill impairment testing was warranted because you concluded that this decline in market capitalization was not a triggering event for accounting purposes. Based on the severity of the decline as compared to others in your industry, it remains unclear to us how you

were able to come to that conclusion. Address the decline as compared to others within your industry and tell us, for each quarter, how you were able to conclude that the decline did not represent a known trend or uncertainty that was "reasonably likely" to have a material impact on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief